Exhibit 99.2

BIONDVAX PHARMACEUTICALS LTD.

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2016

NIS IN THOUSANDS

UNAUDITED

INDEX

Page

Condensed Interim Balance Sheets	2

Condensed Interim Statements of Comprehensive Income	3

Condensed Interim Statements of Changes in Shareholders' Equity	4 – 7

Condensed Interim Statements of Cash Flows	8 – 9

Notes to Condensed Interim Financial Statements	10

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BIONDVAX PHARMACEUTICALS LTD.

BALANCE SHEETS

							Convenience translation (Note 2)
	December 31,		June 30,				June 30,
	2015		2015		2016		2016
	Audited		Unaudited				Unaudited
	N I S						U.S. dollars
	(In thousands except share and per share data)
CURRENT ASSETS:
Cash and cash equivalents	33,470		37,955		15,084		3,922
Marketable securities	2,016		2,016		2,017		524
Short term deposit	-		-		11,503		2,991
Other receivables	1,442		763		3,188		829

	36,928		40,734		31,792		8,266
LONG-TERM ASSETS:
Marketable securities	2,048		2,047		2,049		533
Property, plant and equipment	2,044		2,355		1,746		454
Other long term assets	287		286		490		127

	4,379		4,688		4,285		1,114

	41,307		45,422		36,077		9,380
CURRENT LIABILITIES:
Trade payables	931		635		457		119
Other payables	768		828		697		181

	1,699		1,463		1,154		300
LONG-TERM LIABILITIES:
Options	5,994		7,958		4,923		1,280
Severance pay liability, net	69		66		72		19

	6,063		8,024		4,995		1,299

SHAREHOLDERS' EQUITY (DEFICIT):
Ordinary shares of NIS 0.0000001 par value:
Authorized: 391,000,000 shares as of June 30, 2016, 2015 (unaudited) and December 31, 2015; Issued and Outstanding: 135,097,367, shares as of June 30, 2016, 2015 (unaudited) and December 31, 2015.	-*	)	-*	)	-*	)	-*	)
Share premium	110,679		109,934		111,458		28,980
Options	2,536		2,536		2,536		659
Other comprehensive income	12		14		7		2
Accumulated deficit	(79,682)		(76,549)		(84,073)		(21,860)

	33,545		35,935		29,928		7,782

	41,307		45,422		36,077		9,380

*)	Represents an amount lower than NIS 1.

The accompanying notes are an integral part of the interim financial statements.

2

BIONDVAX PHARMACEUTICALS LTD.

STATEMENTS OF COMPREHENSIVE INCOME

						Convenience translation (Note 2)
	Year ended December 31,	Three months ended June 30,		Six months ended June 30,		Six months ended June 30,
	2015	2015	2016	2015	2016	2016
		Unaudited				Unaudited
	N I S					U.S. dollars
	(In thousands, except per share data)
Operating expenses:
Research and development, net of participations	7,906	2,613	1,479	3,785	3,541	921
Marketing, general and administrative	3,397	600	999	1,250	1,770	460

Total operating expenses	11,303	3,213	2,478	5,035	5,311	1,381

Operating loss	11,303	3,213	2,478	5,035	5,311	1,381

Financial income	1,128	3	252	8	49	13
Financial expense	(24)	(865)	(6)	(912)	(200)	(52)
Financial income (expenses) due to issuance of options	-	(1,127)	(383)	(1,127)	1,071	278

Total finance (expense) income, net	1,104	(1,989)	(137)	(2,031)	920	239

Net loss	10,199	5,202	2,615	7,066	4,391	1,142

Other comprehensive income (loss):
Items to be reclassified to profit or loss in subsequent periods:
Gain (loss) from available-for-sale financial assets	(5)	(2)	(4)	(3)	(5)	1

Total comprehensive loss	(10,204)	(5,204)	(2,621)	(7,069)	(4,396)	(1,143)

Basic and Diluted net loss per share (NIS)	(0.10)	(0.05)	(0.02)	(0.09)	(0.03)	(0.008)

Weighted average number of shares outstanding used to compute basic and diluted loss per share	105,522,642	96,284,034	135,097,367	75,290,700	135,097,367	135,097,367

The accompanying notes are an integral part of the interim financial statements.

3

BIONDVAX PHARMACEUTICALS LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Share capital		Share premium	Options	Unrealized gain on available-for- sale financial assets	Accumulated deficit	Total equity
	Unaudited
	NIS in thousands
Balance as of January 1, 2016	-*	)	110,679	2,536	12	(79,682)	33,545

Loss	-		-	-	-	(4,391)	(4,391)
Other comprehensive loss	-		-	-	(5)	-	(5)

Total comprehensive loss	-		-	-	(5)	(4,391)	(4,396)

Share-based compensation	-		779	-	-	-	779

Balance as of June 30, 2016 (unaudited)	-*	)	111,458	2,536	7	(84,073)	29,928
Balance as of June 30, 2016 (convenience translation into U.S dollars – see note 2	-*	)	28,980	659	2	(21,860)	7,782

	Share capital		Share premium	Options	Unrealized gain on available-for- sale financial assets	Accumulated deficit	Total equity
	Unaudited
	NIS in thousands

Balance as of January 1, 2015	-*	)	83,517	2,536	17	(69,483)	16,587

Loss	-		-	-	-	(7,066)	(7,066)
Other comprehensive loss	-		-	-	(3)	-	(3)

Total comprehensive loss	-		-	-	(3)	(7,066)	(7,069)

Issuance of shares, net	-		26,417	-	-	-	26,417

Balance as of June 30, 2015 (unaudited)	-*	)	109,934	2,536	14	(76,549)	35,935
Balance as of June 30, 2015 (convenience translation into U.S dollars – see note 2	-*	)	29,168	673	4	(20,310)	9,535

*)	Represents an amount lower than NIS 1.

4

BIONDVAX PHARMACEUTICALS LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Share capital		Share premium	Options	Unrealized gain on available-for- sale financial assets	Accumulated deficit	Total equity
	Unaudited
	NIS in thousands

Balance as of April 1, 2016	-*	)	111,083	2,536	14	(81,458)	32,175

Loss	-			-	-	(2,615)	(2,615)
Other comprehensive loss	-			-	(7)	-	(7)

Total comprehensive loss	-			-	(7)	(2,615)	(2,622)

Share-based compensation	-		375	-	-	-	375

Balance as of June 30, 2016	-*	)	111,458	2,536	7	(84,073)	29,928

The accompanying notes are an integral part of the interim financial statements.

5

BIONDVAX PHARMACEUTICALS LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Share capital		Share premium	Options	Unrealized gain on available-for- sale financial assets	Accumulated deficit	Total equity
	Unaudited
	NIS in thousands

Balance as of April 1, 2015	-*	)	83,467	2,536	16	(71,347)	14,672

Loss	-		-	-	-	(5,202)	(5,202)
Other comprehensive loss	-		-	-	(2)	-	(2)

Total comprehensive loss	-		-	-	(2)	(5,202)	(5,204)

Issuance of shares	-		26,417	-	-	-	26,417
Share-based compensation	-		50	-	-	-	50

Balance as of June 30, 2015	-*	)	109,934	2,536	14	(76,549)	35,935

*)	Represents an amount lower than NIS 1.

The accompanying notes are an integral part of the interim financial statements.

6

BIONDVAX PHARMACEUTICALS LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Share capital		Share premium	Warrants	Unrealized gain (loss) on available-for- sale financial assets	Accumulated deficit	Total Equity
	NIS

Balance as of January 1, 2015	-		83,517	2,536	17	(69,483)	16,587

Loss	-		-	-	-	(10,199)	(10,199)
Other comprehensive loss	-		-	-	(5)	-	(5)
Total comprehensive loss	-		-	-	(5)	(10,199)	(10,204)

Issue of shares, net	-*	)	26,417	-	-	-	26,417
Share-based compensation	-		745	-	-	-	745

Balance as of December 31, 2015	-*	)	110,679	2,536	12	(79,682)	33,545
(convenience translation into U.S. dollars (see Note 2c)	-*	)	28,365	650	3	(20,421)	8,597

*)	Represents an amount lower than NIS 1.

The accompanying notes are an integral part of the interim financial statements.

7

BIONDVAX PHARMACEUTICALS LTD.

STATEMENTS OF CASH FLOWS

						Convenience translation (Note 2)
	Year ended December 31,	Three months ended June 30,		Six months ended June 30,		Six months ended June 30,
	2015	2015	2016	2015	2016	2016
		Unaudited				Unaudited
	N I S					U.S. dollars
	(In thousands)

Cash flows from operating activities:

Net loss	(10,199)	(5,202)	(2,617)	(7,066)	(4,391)	(1,142)

Adjustments to reconcile net loss to net cash used in operating activities:

Adjustments to profit and loss items:
Depreciation and amortization	628	155	157	313	313	81
Net financing expenses (income)	(1,104)	1,989	139	2,031	(920)	(241)
Share-based compensation	745	50	375	-	779	203
Change in employee benefit liabilities, net	7	2	1	4	3	1

	276	2,196	672	2,348	175	44
Changes in asset and liability items:
Decrease (increase) in other receivables	(744)	426	(1,115)	366	(1,749)	(512)
Increase (decrease) in trade payables	415	(139)	(389)	111	(471)	(122)
Increase (decrease) in other payables	10	(32)	(38)	(461)	(71)	(18)

	(339)	255	(1,542)	16	(2,291)	(652)

Cash paid and received during the year for:
Interest paid	(23)	(5)	(6)	(14)	(15)	(4)
Interest received	18	3	19	8	46	12

	(5)	(2)	13	(6)	31	8

Net cash flows used in operating activities	(10,267)	(2,753)	(3,474)	(4,708)	(6,476)	(1,742)

The accompanying notes are an integral part of the interim financial statements.

8

BIONDVAX PHARMACEUTICALS LTD.

STATEMENTS OF CASH FLOWS

						Convenience translation (Note 2)
	Year ended December 31,	Three months ended June 30,		Six months ended June 30,		Six months ended June 30,
	2015	2015	2016	2015	2016	2016
		Unaudited				Unaudited
	N I S					U.S. dollars
	(In thousands)
Cash Flows from Investing Activities:

Purchase of property and equipment	(34)	(30)	-	(30)	(15)	(4)
Increase in short term deposit	-	(8)	(11,503)	(8)	(11,503)	(2,991)
Increase in other long term assets	(9)	-	20	-	(200)	4

Net cash provided by (used in) investing activities	(43)	(38)	(11,485)	(38)	(11,718)	(2,992)

Cash Flows from Financing Activities:

Proceeds from issuance of shares and options	27,323	27,461	-	27,323	-	-
Proceeds from exercise of options	-	-	-	-	-	-
Issuance of options to public	6,430	6,465	-	6,430	-	-

Net cash provided by financing activities	33,753	33,926	-	33,753	-	-

Exchange differences on balances of cash and cash equivalents	415	(577)	236	(664)	(192)	(47)
Increase (decrease) in cash and cash equivalents	23,858	30,558	(14,723)	28,343	(18,386)	(4,781)

Balance of cash and cash equivalents at the beginning of the period	9,612	7,397	29,817	9,612	33,470	8,703

Balance of cash and cash equivalents at the end of the period	33,470	37,955	15,094	37,955	15,084	3,922

The accompanying notes are an integral part of the interim financial statements.

9

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands (except share and per share data)

NOTE 1:	GENERAL

a.	BiondVax Pharmaceuticals Ltd. ("the Company") is focused on developing and ultimately, commercializing immunomodulation therapies for infectious diseases. The Company was incorporated on July 21, 2003 and started its activity on March 31, 2005.

b.	On June 7, 2007, the Company issued ordinary shares and options on the TASE.

c.	In the Six months ended June 30, 2016, the Company incurred a loss of NIS 4,396 ($ 1,143) and negative cash flows from operating activities of NIS 6,701 ($ 1,742) and it has an accumulated deficit of NIS 84,073 ($ 21,860) as of that date.

d.	On May 15, 2015, the Company completed a public offering of securities in the United States. The Company allocated 1,910,000 ADSs and warrants to purchase up to an aggregate of 2,038,000 ADSs. The immediate gross consideration for the offering amounted to a total of NIS 36,607 ($ 9,382). The offering expenses amounted to a total of NIS 5,576. On June 24, 2015, the Company issued an additional 110,000 ADS to the underwriters in consideration of a total gross amount of NIS 2,069 (USD 530). Issuance expenses amounted to NIS 134.

NOTE 2:-	CONVENIENCE TRANSLATION INTO U.S. DOLLARS

The financial statements as of June 30, 2016 and for the three months then ended have been translated into dollars using the representative exchange rate as of that date ($ 1 = NIS 3.846). The translation was made solely for the convenience of the reader.

The amounts presented in these financial statements should not be construed to represent amounts receivable or payable in dollars or convertible into dollars, unless otherwise indicated in these statements.

NOTE 3:	SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation of the interim financial statements

The interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles for the preparation of financial statements for interim periods, as prescribed in IAS 34, "Interim Financial Reporting".

The significant accounting policies and methods of computation adopted in the preparation of the interim financial statements are consistent with those followed in the preparation of the Company's annual financial statements.

NOTE 4:	SIGNIFICANT EVENTS DURING THE REPORTING PERIOD

On April 10, 2016, the Audit Committee and the Board of Directors unanimously resolved to approve the payment of NIS 200, to be increased by an additional amount of up to NIS 200 as needed, for the benefit of the Company's CEO, for the purpose of placing the bond required in connection with an investigation conducted by the Israeli Securities Authority ("ISA"), regarding certain shareholders of the Company (not including among them the Company's CEO) alleged use of inside information.

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